Via EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Manitowoc Foodservice, Inc.
Amendment No. 1 to Form 10-12B
Filed October 7, 2015
File No. 001-37548

Dear Ms. Long:

Manitowoc Foodservice, Inc. (the “Company”) has set forth below its responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 21, 2015 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to our Registration Statement on Form 10 (the “Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
Pro Forma Combined Financial Statements, page 36
1. We note that you have not completed your pro forma financial information. We remind you that once you have provided complete pro forma financial information, we will need sufficient time to review such information and may have additional comments. We also remind you that you must clearly communicate the nature and amount of each adjustment being made and ensure your disclosures provide sufficient information for a reader to understand how you calculated each adjustment amount.

We acknowledge the Staff’s comment. We have included pro forma financial statements with our Amendment No. 2 to the Registration Statement, which accompanies this letter.
Results of Operations and Discussion and Analysis, page 58
2. We have read your response to comment five in our letter dated September 28, 2015, and note your belief that raw material increases not passed on to your customers do not materially affect your margins for the periods presented. However, based on disclosures elsewhere in the filing it appears that raw material costs are an intricate piece to understanding your business and future market price fluctuations could adversely affect your margins. Additionally, MD&A should address known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition (e.g. known price changes in key inputs in future periods). As appropriate, please revise to discuss raw material costs, the extent the terms of your customer contracts and hedging contracts allow you to recover material price increases, and the potential impact on margins from known or potential price fluctuations.

In Response to the Staff’s comment, we have added disclosure regarding our ability to recover price increases under our customer contracts, our hedging contracts and the risk of reduced margins under “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Quantitative and qualitative disclosures about market risk-Financial Risk Management-Commodity Price Risk.”

Executive Compensation, page 79
Employment Agreement, page 82
3. We note your response to comment 10 in our letter dated September 28, 2015. Please file a signed copy of Mr. Muehlhaeuser’s employment agreement with your next amendment, or identify this as a “form of” employment agreement.

In response to the Staff’s comment, we have refiled Mr. Muehlhaeuser’s employment agreement with the appropriate conformed signatures.
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If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 684‑4410.

Very Truly Yours,

MANITOWOC FOODSERVICE, INC.

By: /s/ Maurice D Jones_______________
Maurice D. Jones
Senior Vice President, General Counsel
and Secretary

cc:    Sherry Haywood
Tracey McKoy
Terence O’Brien